Filed by Potomac Electric Power Company Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-1072 Subject Company: Conectiv

THE FOLLOWING IS A PROXY SOLICITATION NOTICE TO SHAREHOLDERS OF
PEPCO.

POTOMAC ELECTRIC POWER COMPANY

     According to our records we have not yet received your proxy for the Annual Meeting of Common Stockholders to be held on July 18, 2001. However, if you recently mailed your proxy, please disregard this notice.

     Even if you plan to be present at the meeting, we would appreciate you signing the enclosed duplicate proxy and mailing it to us now in the enclosed return envelope.

     If you need another proxy statement, please call the Company's Shareholder Service
Department (collect) at (202)872-3183 or (toll free) 1-800-527-3726 and one will be mailed to you.

Ray E. Barnes Manager Shareholder Service Department